UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On December 11, 2024, the board of directors  (the “Board”) of ParaZero Technologies Ltd. (the “Company”) appointed Natan Israeli to its Board, effective December 11, 2024. Mr. Israeli has been determined by the Board to be an independent director in accordance with the listing rules of the Nasdaq Stock Market and was classified as a Class I director, provided, that he will stand for election at the next Annual General Meeting of the Company’s shareholders.

Natan Israeli has served as the Chief Customer Officer of Kaltura, Inc. (Nasdaq: KLTR) since November 2020 and as an executive officer since January 2024. Prior to joining Kaltura, throughout 2020, Mr. Israeli was the chief executive officer of Ambar A.M. Enterprise Ltd., that was active in the Israeli energy and infrastructure industries. Prior to that Mr. Israeli, a Brig. Gen. (Res.), served for three decades in the Israeli Air Force (IAF) as an officer and helicopter pilot. His last position was Head of the Personnel Directorate of the IAF from 2016 to 2020, in which capacity he was responsible for tens of thousands of people. Prior to that Mr. Israeli held various senior positions, including the IAF’s CIO and head of its information systems from 2012 to 2014. Mr. Israeli holds a B.S. in biology and psychology from Bar-Ilan University in Israel and a Master’s Degree in Political Science and Government from the University of Haifa in Israel.

In addition, attached hereto and incorporated herein is the Company’s press release issued on December 12, 2024, titled “ParaZero to Add Former Seasoned UAV Squadron Leader as a Member of its Board of Directors”.

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero to Add Former Seasoned UAV Squadron Leader as a Member of its Board of Directors”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: December 12, 2024	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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